IRREVOCABLE PROXY

John Smith, the undersigned shareholder (the "Shareholder") of Paid, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints Allan Pratt (the "Proxy Holder"), as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to **800,000** of the shares of common stock of the Company represented by **Certificate No: 17466** (a copy of which is attached hereto), (the "Certificate"), and any and all other shares or equity securities of the Company issued or issuable in respect thereof pursuant to a share divided, share split or other capital reorganization of the Company on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy until such time as the Proxy Holder has successfully completed such corporate action (including a shareholder meeting and any court proceedings as may be necessary) as is required to replace the Board of Directors of the Company (the "Expiration Date").

The Proxy Holder is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of shareholders of the Company and in every written consent in lieu of such meeting with respect to any matter whatsoever.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

The proxy granted hereunder shall be irrevocable during the term and shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Shareholder. The undersigned Shareholder agrees not to sell or transfer his shares of the Company prior to the Expiration date. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

This Irrevocable Proxy may be executed in one or more counterparts, each of which shall constitute an original document, but all of which together shall be one and the same Irrevocable Proxy.

Dated: March 4, 2021

SHAREHOLDER

By: _____
John Smith
2275 Inglewood Ct.
Naples, FL 34105

ACCEPTED AND AGREED TO:

By: _____
Allan Pratt
Proxy Holder